FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For September 10, 2009

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Industries Announces

First Quarter Results

FOR IMMEDIATE RELEASE

MACAO (September 10, 2009) - Deswell Industries, Inc. (NASDAQ: DSWL) today announced its financial results for the fiscal first quarter ended June 30, 2009.

Sales for the first quarter ended June 30, 2009 were $22.7 million, a decrease of 35.1% compared to sales of $35 million for the same quarter ended June 30, 2008, mainly due to the continuing decline in demand from the professional audio and instrument equipment market as well as lower sales at the Company’s injection molding subsidiary.  The Company reported operating loss in the first quarter of $0.27 million, compared to operating income of $1.31 million for the same quarter of 2008.  Net loss for the first quarter ended June 30, 2009 was $0.25 million compared to net income of $1.29 million for the quarter ended June 30, 2008.  Basic net loss per share and diluted net loss per share for the quarter were $0.02 and $0.02 respectively, (based on 15,791,000 and 15,880,000 weighted average shares outstanding, respectively) compared to basic net income per share and diluted net income per share of $0.08 and $0.08 respectively, (based on 15,791,000 and 15,815,000 weighted average shares outstanding, respectively) for the quarter ended June 30, 2008.

Total gross margin was 15.8% in the first quarter ended June 30, 2009 compared to 16.8% in the same quarter last year.  Gross profit in the plastic segment increased to 20.8% of net sales for the first quarter compared to 15.4% of net sales for the same quarter of last year.   The increased gross margin in the plastic segment was mainly due to lower materials usage and lower plastic resin price, as well as savings in labor cost due to headcount reduction.  Gross margin in the electronic and metallic segment decreased to 10.0% of net sales for the first quarter ended June 30, 2009, compared to 18.6% of net sales for the year-ago quarter.  The decrease in gross margin in the electronic and metallic segment was mainly the result of higher materials cost caused by shift to higher-end products, and  one off customer sales discounts offsetting the savings in labor cost.

The Company's financial position remained strong at the end of the first fiscal quarter, with $29.4 million cash and cash equivalents at June 30, 2009, compared to $23.1 million at March 31, 2009.  Working capital totaled $54.3 million as of June 30, 2009, versus $52.6 million as of March 31, 2008.  The Company has no long-term or short-term borrowings.

Mr. Franki Tse, chief executive officer, commented, “Orders in both operations diminished during last quarter. Even with almost 100% of the same customer portfolio and product mix as last fiscal year ended March 31, 2009, we saw significantly less orders than expected. In the plastic division, we may see some rush orders for consumer-related products late this year which would impact sales a bit.  Sales at our electronics division were soft due to a continued slow down in the pro-audio market.  That being said, we are cautiously optimistic about the prospect of some new projects for this division.  We have enhanced our sales force and are exploring new market segments, such as audio amplifiers, products with LCD display and others.”

Mr. Tse continued, “We will also continue to manage our manufacturing cost, headcount and inventory in order to maintain our very strong balance sheet.  Given our loss for the quarter, we have suspended the dividend to conserve cash and best position us to drive future performance.”

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include N&J Company, Digidesign Inc., Vtech Telecommunications Ltd., Inter-Tel Incorporated, Focusrite Audio Engineering, Ltd. .

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	June 30,	March 31,
	2009	2009
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$29,447	$23,134
Marketable securities	137	100
Accounts receivable, net	18,763	22,227
Inventories (note 2)	17,600	21,445
Assets held for sale	987	987
Prepaid expenses and other current assets	2,150	1,887
Total current assets	69,084	69,780
Property, plant and equipment - net	64,739	66,564
Deferred income tax assets	746	746
Goodwill	392	392
Total assets	$134,961	$137,482

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$7,894	$10,370
Accrued payroll and employee benefits	1,129	2,473
Customer deposits	1,782	1,460
Other accrued liabilities	3,236	2,167
Income taxes payable	741	705
Deferred income tax liability	-	-
Total current liabilities	14,782	17,175
Minority interests	-	-

Shareholders' equity
Common stock
- authorized 30,000,000 shares; issued and outstanding
15,790,810 shares at June 30, 2009 and
March 31, 2008, respectively	49,923	49,923
Additional paid-in capital	7,896	7,771
Accumulated other comprehensive income	5,316	5,316
Retained earnings	57,044	57,297
Total shareholders' equity	120,179	120,307
Total liabilities and shareholders' equity	$134,961	$137,482

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
(U.S. dollars in thousands, except per share data)
	Quarter ended
	June 30,
	2009	2008
	(Unaudited)
Net sales	$22,738	$35,039
Cost of sales	19,135	29,138
Gross profit	3,603	5,901
Selling, general and administrative expenses	3,916	5,238
Other income/(expenses), net	41	647
Operating income	(272)	1,310
Interest expense	-	-
Non-operating income/(expenses), net	55	27
Income before income taxes	(217)	1,337
Income taxes	36	44
Income before minority interests	(253)	1,293
Minority interests	-	-
Net income	$(253)	$1,293

Other comprehensive income
Foreign currency translation adjustment	$-	$1,143
Comprehensive income	$(253)	$2,436

Net income per share (note 3)
Basic:
Net income per share	$(0.02)	$0.08
Weighted average number of shares
outstanding (in thousands)	15,791	15,791
Diluted:
Net income per share	$(0.02)	$0.08
Weighted average number of shares
outstanding (in thousands)	15,880	15,815

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )
	Year ended June 30,
	2009	2008
Cash flows from operating activities :
Net income	$(253)	$1,293
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	1,850	1,808
Impairment of property, plant and equipment	(18)	-
(Gain)/loss on disposal of property, plant and equipment	(25)	(51)
Unrealized holding (gain)/ loss on marketable securities	(37)	-
Stock-based compensation	125	-
Changes in operating assets and liabilities :
Accounts receivable	3,464	(2,277)
Inventories	3,845	152
Prepaid expenses and other current assets	(263)	(499)
Income taxes receivable	-	3
Accounts payable	(2,476)	4,189
Customer deposits and accrued expenses	47	(368)
Income taxes payable	36	(57)
Deferred tax liability	-	-
Net cash provided by operating activities	6,295	4,193
Cash flows from investing activities
Purchase of property, plant and equipment	(90)	(2,556)
Acquisition of minority interest in a subsidiary	-	-
Proceeds from disposal of property, plant and equipment	108	-
Net cash provided by investing activities	18	(2,556)
Cash flows from financing activities
Dividends paid	-	-
Exercised of stock options	-	-
Net cash used in financing activities	-	-

Cash effect of exchange rate changes	-	(630)

Net decrease in cash and cash equivalents	6,313	1,007
Cash and cash equivalents, at beginning of period	23,134	22,718
Cash and cash equivalents, at end of period	29,447	23,725
Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income Taxes	-	35

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.	Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at June 30, 2009 and June 30, 2008, the results of operations for the quarters ended June 30, 2009 and June 30, 2008, and the cash flows for the quarters ended June 30, 2009 and June 30, 2008.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on August 14, 2009 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.	Inventories

	June 30,	June 30,
	2009	2008
Inventories by major categories :
Raw materials	$10,259	$16,852
Work in progress	3,627	4,772
Finished goods	3,714	4,685
	$17,600	$26,309

3.	Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 “Earnings Per Share.”

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net income for the quarters ended June 30, 2009 and 2008 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended June 30, 2009 Compared to Quarter Ended June 30, 2008

Net Sales - The Company’s net sales for the quarter ended June 30, 2009 were $22,738,000, a decrease of $12,301,000, or 35.1%, as compared to the corresponding period in 2008.  The decrease in sales was mainly related to the decreases in sales at our plastic segment of $6,677,000 as well as in our electronic and metallic segment of $5,625,000.  These represent decreases of 35.0% and 35.2% respectively, as compared with the net sales from these segments in the corresponding period in the prior year.

The revenue decrease at our plastic segment was mainly the result of the decrease in orders from existing customers of $8,248,000 offsetting the increase in orders from existing customers of $1,571,000 due to decline in orders resulting from the global economic slowdown.   About half of the sales decrease from existing customers was from one of the segment’s major customers related to plastic component sales of electronic entertainment products.

The decrease in net sales in the electronic and metallic segment was mainly due to the decrease in orders of electronics and metallic products from existing customers of $5,129,000 and $495,000, respectively.  The decrease in orders was due to the combined factors of a generally slow economic condition, persistent pressure of losing orders to competitors for lower-priced products, and change of product mix to high-end products.

Gross Profit - The gross profit for the quarter ended June 30, 2009 was $3,603,000, representing a gross profit margin of 15.8%.  This compares with the overall gross profit and gross profit margin of $5,901,000 or 16.8% for the quarter ended June 30, 2008.

Gross profit in the plastic segment decreased by $361,000 to $2,573,000 or 20.8% of net sales, for the quarter ended June 30, 2009, compared to $2,934,000 or 15.4% of net sales, for the quarter ended June 30, 2008.  The increase in gross margin for the plastic segment was mainly due to lower materials usage and lower plastic resin price, as compared with the year-ago quarter.  The increased segment gross margin was also driven by the savings in labor cost due to headcount reduction, when compared with same quarter in prior year.

Gross profits in the electronic and metallic segment decreased by $1,937,000 to $1,030,000, or 10.0% of net sales, for the quarter ended June 30, 2009, compared to $2,967,000 or 18.6% of net sales for the same period last year. The decline in gross profit and margin was mainly due to sales order decline as a result of the global economic downturn as well as higher material costs caused by shift to higher-end products and the loss of customers to competitors providing lower-priced products offsetting the savings in labor cost, when compared to the year-ago quarter.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended June 30, 2009 were $3,916,000, or 17.2% of total net sales, compared to $5,239,000, or 15.0% of total net sales for the quarter ended June 30, 2008.  There was a decrease in selling, general and administrative expenses of $1,323,000 over the corresponding period.

The SG&A expenses in the plastic segment decreased by $270,000 to $2,750,000, or 22.2% of net sales, for the quarter ended June 30, 2009 compared to $3,019,000 or 15.8% of net sales for the corresponding period in 2008.  The lower SG&A expense for the quarter was primarily related to the decrease of $149,000 in selling expense, $205,000 in staff costs and directors’ remuneration due to salary cut, $94,000 in travelling expense offsetting the increase of $87,000 in stock based compensation costs and $30,000 in local government taxes, as compared with the year-ago quarter.

The SG&A expenses in the electronic and metallic segment decreased by $1,053,000 to $1,166,000, or 11.3% of net sales, for  the quarter ended June 30, 2009 compared to $2,219,000, or 13.9% of net sales for the corresponding period in 2008.  As a result of a continued effort in cost controlling, the decrease in SG&A expenses was primarily related to a decrease of $153,000 in selling expense, $805,000 in staff costs and director remuneration due to salary reduction, $54,000 in travelling expenses, $50,000 in office operating expense, $83,000 in registration fees, offsetting the increase of $38,000 in stock based compensation costs and $58,000 in local government taxes, as compared with the corresponding quarter in the prior year.

Other operating income - For the quarter ended June 30, 2009, the other operating income was $41,000 as compared with the other operating income of $647,000 for the quarter ended June 30, 2008.

On a segment basis, the other operating expense attributable to the plastic segment was $121,000, as compared to an income of $604,000 for the same quarter last year.  The other operating expense was mainly the result of a relatively lower revaluation of monetary assets by $664,000 due to a less volatile exchange rate of United States Dollar to Chinese Renminbi, an additional provision of doubtful receivables for $150,000 offsetting an increase of $76,000 in gain from disposal of fixed assets, as compared to the same quarter in the prior year.

The other operating income attributable to the electronic and metallic segment was $162,000 in the quarter ended June 30, 2009, an increase of $119,000 as compared to the other operating income of $43,000 for the year-ago quarter. This increase in other operating income was mainly due to the increase of $81,000 in exchange gain, as compared to the year-ago quarter.

Operating Loss - Operating loss was $272,000 for the quarter ended June 30, 2009, as compared with the operating income of $1,310,000 from the corresponding quarter in the prior year.

On a segment basis, the operating loss of the plastic division was $297,000 for the quarter ended June 30, 2009 compared to operating income of $519,000 or 2.7% of net sales in the corresponding period in 2008.   The decrease in operating income in the plastic division was mainly due to the decrease in sales revenue, SG&A expense and other operating income as described above.

The operating income of the electronic and metallic segment was $26,000 for the quarter ended June 30, 2009 compared to the operating income of $791,000 or 5.0% of net sales in the corresponding period in 2008.  Electronic & metallic operating income decreased mainly due to the decrease in sales revenue and lower gross profit margin as described above.

Non-operating income – Non-operating income for the quarter increased by $28,000 to $55,000 for the quarter ended June 30, 2009 as compared with the year-ago quarter.  This is mainly attributable to the increase of $58,000 in unrealized gain on revaluation of marketable securities and other income in the electronic and metallic segment offsetting the decrease of interest and other income of $26,000 in the plastic division, as compared with the same quarter last year.

Income Taxes – Income tax for the quarter was comprised of an income tax expense of $36,000, as compared with an income tax expense of $44,000 in the corresponding quarter of the prior year.

Net Income – The Company has a net loss of $253,000 for the quarter ended June 30, 2009, a decrease of $1,546,000 in net income, as compared to $1,293,000 for the quarter ended June 30, 2008.   Net loss for the quarter ended June 30, 2009 represented 1.1% of net sales, as compared to net income of 3.7% of net sales in the same quarter of the prior year.  The decrease in net income was mainly the result of lower sales revenues, gross profit margin and other operating income as described above.

Net loss for the plastic segment for the quarter ended June 30, 2009 totaled $395,000, as compared to the net income of $503,000 for the corresponding quarter in 2008.  The decrease in net income of the plastic segment was mainly the result of a decrease in sales revenues, SG&A expense and other operating income for the quarter as described above.

Net income for the electronic and metallic segment for the quarter ended June 30, 2009 was $142,000, as compared to the net income of $790,000 for the corresponding quarter in 2008.  The decrease in net income of the electronic and metallic segment was mainly the result of lower sales revenues and lower gross margin as described above.

Liquidity and Capital Resources

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of June 30, 2009, the Company had working capital of $54,302,000 and cash and cash equivalents of $29,447,000. This compares to working capital of $54,612,000 and cash and cash equivalents of $23,725,000 at June 30, 2008.  The increase in cash and cash equivalents was mainly attributed to net cash provided by operating activities of $6,295,000 and net cash provided by investing activities of $18,000 during the quarter ended June 30, 2009.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company has no short-term borrowings and long-term borrowings as of June 30, 2009.

As of June 30, 2009, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

/s/ Franki Tse
Franki Tse
Chief Executive Officer

Date: September 10, 2009